Mail Stop 4561

October 11, 2007

Ms. Catherine Graham
Chief Financial Officer
Online Resources Corporation
4795 Meadow Wood Lane, Suite 300
Chantilly, VA

      Re: **Online Resources Corporation**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 0-26123

Dear Ms. Graham:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief